                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-30270


(Check One):  |X|  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K
              [ ] Form 10-Q   [ ]  Form N-SAR

                       For Period Ended: December 31, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:
                      ------------------------------------

--------------------------------------------------------------------------------
             Read attached instruction sheet before preparing form.
Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not applicable



PART I - - REGISTRANT INFORMATION

         Glowpoint, Inc.
----------------------------------------------------------
Full Name of Registrant

         Not Applicable
----------------------------------------------------------
Former Name if Applicable

         225 Long Avenue
----------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Hillside, NJ    07205
----------------------------------------------------------
City, State and Zip Code

PART II - - RULES  12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

         Glowpoint, Inc. has determined that it is unable to file its Form 10-K for the year ended December 31, 2005 by the March 31, 2006 due date or by April 15, 2006 and, accordingly, Glowpoint is not requesting the fifteen-day extension permitted by the rules of the Securities and Exchange Commission (the "SEC").

Glowpoint's restatement and re-audit


       On June 2, 2005, we dismissed our independent accounting firm, BDO Seidman LLP, for geographic reasons, and retained the independent accounting firm of Eisner LLP. In the course of its initial assessment of our December 31, 2004 balance sheet, Eisner raised certain issues relating to property and equipment. Our internal accounting team looked into the matter and subsequently concluded, on a preliminary basis, that the costs associated with certain purchases of videoconferencing equipment for resale and certain other operating costs that represented cost of revenue had erroneously been capitalized as property and equipment.

       These preliminary conclusions were discussed at a meeting of our board of directors on July 21, 2005. At that meeting, our Audit Committee determined to undertake an independent investigation of the matter. Following that meeting, our internal accounting team conducted a further review of the audited financial statements for 2002 through 2004 and held several discussions with our former CFO. Based on these discussions, on August 2, 2005, we concluded that our financial statements for fiscal years 2002 through 2004 (and the related quarters) and the quarter ended March 31, 2005 needed to be restated and should no longer be relied upon.

       We requested that BDO Seidman audit our restated consolidated financial statements for fiscal years 2002 through 2004 and review our condensed consolidated financial statements for the applicable inclusive interim periods and the quarter ended March 31, 2005, BDO Seidman declined. We have recently completed the restatement of our audited consolidated financial statements as of December 31, 2004 and for the year then ended. We have also recently completed the restatement of our unaudited condensed consolidated financial statements for the interim periods within 2004 and for the first quarter of 2005.

       Our internal accounting team is working diligently to complete our fiscal 2005 results but because we have been devoting our time and resources to the restatement of fiscal 2004 and the first quarter of 2005, we will be unable to file our Form 10-K for the year ended December 31, 2005 on a timely basis or within the 15-day grace period. In addition, restating financial statements for fiscal years 2002 and 2003 will require significant additional time and resources, primarily because of the following reasons:

o During 2003, we completed the sale of our VS equipment business to Gores. As part of the sale, we transferred four data communication servers which contained various documents and audit support workpapers associated with the books and records of the VS business for all periods prior to the sale. We did not retain backups of the information on those servers and we just recently received data downloads from such servers. Gores was only able to locate three of the four servers transferred.

o We may not be able to quantify inventory in periods prior to 2004. Effective with the sale to Gores, we no longer owned any inventory and BDO Seidman was the only auditor who observed the physical inventory counts that affect those periods. To date we have not been able to verify such inventory amounts, which will be necessary in order to complete a restatement of our consolidated financial statements for the years ended December 31, 2002 and 2003. We will take all available actions to gain access to the BDO Seidman workpapers.

o Without further time and resources, we cannot ensure that the resolution of the above items will enable us to restate fiscal years 2002 and 2003 on a timely basis or at all.

PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         David C. Trachtenberg      (973)                     282-2000

         (Name) (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ ] Yes |X| No

         Glowpoint has not yet filed Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or a portion thereof?

                                 [ ] Yes |X| No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Glowpoint, Inc.
                  --------------------------- ----------------
                  (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 3, 2006


/s/ David C. Trachtenberg
-----------------------------
David C. Trachtenberg
Chief Executive Officer